Exhibit 99.1

Amendment Agreement to Equity Transfer Agreement

This "Amendment Agreement to Equity Transfer Agreement" (hereinafter referred to as the "Amendment Agreement") is entered into and becomes effective on July 21, 2023, in Wuxi City, Jiangsu Province, People's Republic of China (hereinafter referred to as "China," for the sole purpose of this Amendment Agreement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan).

Skillful Craftsman Network Technology (Wuxi) Limited., a limited liability company established and existing under the laws of China, with its registered address at Room 0405, Building 1, No. 311 Yanxin Road, Huishan Economic Development Zone, Wuxi, Unified Social Credit Code: [***] (hereinafter referred to as the "Transferee");

Wuxi Talent Home Information Technology Co., Ltd., a limited liability company established and existing under the laws of China, with its registered address at A-302, China Sensing Network International Innovation Park, No. 200 Linghu Avenue, Xinwu District, Wuxi, Unified Social Credit Code: [***] (hereinafter referred to as the "Target Company");

Yang Xiaofeng, a Chinese citizen, with ID card number: [***];

Jin Peizhen, a Chinese citizen, with ID card number: [***];

Xu Jianjun, a Chinese citizen, with ID card number: [***];

(Yang Xiaofeng and Jin Peizhen collectively referred to as the "Transferors," and Xu Jianjun hereinafter referred to as the "Guarantor").

In this Agreement, each of the above parties is individually referred to as a "Party," and collectively as the "Parties."

Whereas:

On January 28, 2022, the Parties signed an Equity Transfer Agreement (including its appendices, supplemental agreements, collectively referred to as the "Original Agreement"), which stipulated that the Transferors would sell 60% of the equity (hereinafter referred to as the "Target Equity") held in the Target Company to the Transferee in accordance with the terms and conditions of the Original Agreement. The Transferee agreed to purchase the Target Equity from the Transferors in accordance with the terms and conditions of the Original Agreement, and the Guarantor shall bear joint and several liability or obligations towards the Transferors;

Due to changes in the development plan of the Transferee, the Parties intend to amend the Original Agreement.

After friendly consultations among the Parties, the Parties hereby agree to enter into this Amendment Agreement regarding the amendments to the Original Agreement, in order to mutually abide by the following terms:

●	All parties agree that the consideration for the equity transfer already received by the transferor does not need to be refunded to the transferee. This equity transfer payment will be regarded as the investment amount (hereinafter referred to as the "Investment") in Wuxi Talent Home Information Technology Co., Ltd., accounting for 35% of the company's shares. The original agreement involving share payments is canceled, and Skillful Craftsman will no longer issue shares to Yang Xiaofeng and Jin Peizhen.

●	The Parties confirm that the Transferors intend to increase the registered capital of the Target Company. After the capital increase, the Transferee shall become a non-controlling shareholder of the Target Company in proportion to the Investment Amount's share in the Target Company's registered capital at that time. Specific matters shall be governed by a separate written Equity Investment Agreement to be signed by the Parties.

●	The Parties confirm that no Party shall assume any breach of contract liability towards the other Party under the Original Agreement. If any Party has incurred any expenses for the performance of the Original Agreement, such expenses shall be borne by the Party itself.

●	The Parties confirm that there are no pending or potential disputes or claims between the Parties under the Original Agreement. The Parties agree and confirm that, from the date of signing this Amendment Agreement, they irrevocably waive the right to make any claims against any other Party under the Original Agreement or to pursue any other liability.

●	To avoid any ambiguity, the amendments to the Original Agreement also release the Guarantor from any joint and several liability or obligations towards the Transferors.

●	The signing, effectiveness, performance, interpretation, and resolution of disputes of this Amendment Agreement shall be governed by the laws of China.

●	Any dispute arising from or in connection with the amendment, interpretation, violation, or validity of this Amendment Agreement shall be submitted to the Shanghai Arbitration Commission for arbitration in accordance with its effective arbitration rules at the time of applying for arbitration. The place of arbitration shall be Shanghai. The arbitration award shall be final and binding on all Parties.

●	This Amendment Agreement shall become effective upon signature and seal by the authorized representatives or authorized agents of each Party or by the individual signatories themselves.

●	This Amendment Agreement is executed in Chinese and English, and in case of any inconsistency, the Chinese version shall prevail. This Amendment Agreement may be executed in multiple counterparts, each of which shall have equal legal effect.

(No further text follows)

(Signature page of Amendment Agreement to Equity Transfer Agreement)

IN WITNESS WHEREOF, this Amendment Agreement has been signed by the Parties at the date shown at the top of this Agreement.

Transferee:

Skillful Craftsman Network Technology (Wuxi) Limited (能工网络科技（无锡）有限公司) (Official Seal)

/s/ Official Seal
Signature：/s/Gao Xiaofeng
Name: Gao Xiaofeng
Position:

Target Company:

Wuxi Talent Home Technology Co., Ltd. (无锡人才之家科技有限公司) (Official Seal)

/s/ Official Seal
Signature：	/s/ Yang Xiaofeng
Name: Yang Xiaofeng
Position:

Transferor:

Yang Xiaofeng and Jin Peizhen

Signature：	/s/ Yang Xiaofeng
Signature：	/s/ Jin Peizhen

Guarantor:

Xu Jianjun

Signature：	/s/ Xu Jianjun

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